

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 28, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (310) 538-0114

Robert E. Dose
Vice President, Secretary and Treasurer
Virco Mfg. Corporation
2027 Harpers Way, Torrance
Torrance, California 90501

> **Re:** **Virco Mfg. Corporation**
> **Form S-3**
> **Filed June 7, 2006**
> **File No. 333-135618**

Dear Mr. Dose:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 13

1. Please revise your discussion of the June 6 transaction to state the consideration provided by the investors and to disclose the basis for your statement that the subsequent transfers of the common stock to affiliated entities were exempt from the registration requirements of the Securities Act.

2. Please revise your selling security holders table to provide a line denoting the aggregate number of shares contained in each column of the table.

3. Please revise the selling security holders table to indicate by footnote or otherwise the number of shares in each column that are underlying the warrants issued in the June 6 transaction.

4. Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling security holders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

5. If any selling security holders are affiliates of broker-dealers, disclose the following:

    *   that the selling security holders purchased in the ordinary course of business; and

    *   that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    If these selling security holders are unable to make these representations, please state that they are underwriters.

6. For a beneficial owner that is not a natural person and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov, and revise.

Use of Proceeds, page 17

7. Please revise this section to briefly disclose the proceeds from the shares to be sold pursuant to exercise of the warrants.

Legal Matters, page 17

8. Please revise to specify the "certain legal matters" for which Gibson, Dunn & Crutcher is providing its opinion.

Exhibit 5.1, Opinion of Gibson, Dunn & Crutcher LLP

9. Please submit a revised opinion of counsel that clearly states that the shares subject to this registration statement are being registered for resale.

10. It appears that you may be trying to "carve out" expertise, or responsibility for, Delaware law. Refer to your statement "[w]e are not admitted to practice in the State of Delaware. . . ." Since the registrant is a Delaware company, counsel must opine on the laws of Delaware. Please note, the Commission shares in the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Please provide an opinion consistent with the requirement of Item 601(b)(5) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Robert K. Montgomery, Esq. (*via facsimile* 310/557-8005)
Gibson, Dunn & Crutcher LLP
2029 Century Park East Suite 4000
Los Angeles, California 90067